Exhibit 99.2

Village Farms International, Inc.

Management’s Discussion and Analysis

Year Ended December 31, 2018

March 13, 2019

Village Farms International, Inc.

Management’s Discussion and Analysis

Information is presented in thousands of United States dollars (“U.S. dollars”) unless otherwise noted.

Introduction

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements and accompanying notes of Village Farms International, Inc. (“VFF” and, together with its subsidiaries, the “Company”), for the year ended December 31, 2018 (the “Consolidated Financial Statements”). The information provided in this MD&A is current to March 13, 2019 unless otherwise noted.

VFF is a corporation existing under the Canada Business Corporations Act. The Company’s principal operating subsidiaries as at December 31, 2018 were Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”) and VF Clean Energy, Inc. (“VFCE”). On June 6, 2017, VFF entered into a shareholders’ agreement in respect of the operation and governance of Pure Sunfarms Corp. (“Pure Sunfarms”) in which VFF owns a 50% interest.

Basis of Presentation

The annual data included in the MD&A presented, is consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

The consolidated financial statements were approved by the Board of Directors of the Company for issue on March 13, 2019. Management does not have the authority to amend the consolidated financial statements after the statements have been issued, without the approval by the Board of Directors of the Company. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive officer (”CEO”). Based on the aggregation criteria in IFRS 8, Operating Segments, the operating segments of the Company are treated as two reporting segments.

Functional and Presentation Currency

The functional currency for each entity included in these consolidated financial statements is the currency of the primary economic environment in which the entity operates. These consolidated financial statements are presented in United States dollars (“U.S. dollars”) which have been rounded to the nearest thousands, except per share amounts. Currency conversion to U.S. dollars is performed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates.

Business Overview

Management believes that the Company is one of the largest producers, marketers and distributors of premium-quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. These premium products are grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas. The Company also markets and distributes premium tomatoes, peppers and cucumbers produced under exclusive arrangements with other greenhouse producers. The Company primarily markets and distributes under its Village Farms® brand name, to retail supermarkets and dedicated fresh food distribution companies throughout the United States and Canada. It currently operates two distribution centres, one in the United States and one in Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates four main goals – environmental health, economic profitability, social equality and economic equality.

Village Farms International, Inc.

The Company, through its subsidiary VFCE, owns and operates a 7.0 megawatt (“MW”) power plant from landfill gas that generates electricity and provides thermal heat, in colder months, to one of the Company’s adjacent British Columbia greenhouse facilities and sells electricity to the British Columbia Hydro and Power Authority (“BC Hydro”).

In June 2017, the Company entered into a joint venture (“Joint Venture”) with Emerald Health Therapeutics, Inc. (together with its affiliates, “Emerald”). The joint venture was formed by way of a corporation named “Pure Sunfarms Corp.”. a licensed producer and supplier of cannabis products to be sold to other licensed providers and provincial governments across Canada and internationally. On March 8, 2018, Pure Sunfarms was granted a cultivation license and on July 30, 2018 a sales license, both under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) by Health Canada (repealed October 17, 2018 and replaced by the Cannabis Act, S.C. 2018, c. 16).

The Company embraces sustainable agriculture and environmentally-friendly growing practices by:

•

utilizing integrated pest management techniques that incorporate “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. The process includes regular monitoring techniques for threat identification and the development and execution of appropriate, tailored responses;

•	capturing rainwater from various greenhouse roofs for irrigation purposes;

•	capturing landfill gas under a long term contract with the City of Vancouver, to generate and sell electricity to BC Hydro and provide thermal heat for one of the Company’s adjacent greenhouses;

•	recycling water and nutrients during the production process;

•	growing plants in a natural medium, including coconut fibre and rock wool, as opposed to growing in the soil and depleting nutrients; and

•	using dedicated computer systems which monitor and control virtually all aspects of the growing environment, thereby maximizing the efficient use of energy.

The Company’s assets, as of the reporting date, include six operating produce greenhouses providing approximately 849,958 square metres (or approximately 210 acres) of growing space in Canada and the United States. During 2017, the Company granted rights to what was its seventh greenhouse, located in Delta, BC (the “Delta 3 Greenhouse”), to Pure Sunfarms. The Delta 3 Greenhouse has been completely converted for the purpose of achieving large scale low-cost high quality cannabis production.

All of the Company’s greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company also has marketing agreements with growers in Canada, the United States and Mexico that currently operate approximately 808,000 square metres (or approximately 200 acres) of growing area.

The following table outlines the Company’s greenhouse facilities:

	Growing Area
Greenhouse Facility	Square Feet	Square Metres	Acres	Products Grown
Marfa, TX (2 greenhouses)	2,527,312	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	1,684,874	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	1,272,294	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (2 greenhouses)	3,664,390	340,433	85	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes

Total	9,148,870	849,958	215

Produce Marketing

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of the following tomato types: tomatoes on-the-vine, beefsteak, cocktail, grape, cherry, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with

Village Farms International, Inc.

the seed provider to be the sole grower in North America), other speciality tomatoes under exclusive agreements and long English cucumbers at its facilities. The Company also distributes and markets premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

The Company has distribution capabilities that it believes exceed those of most of its competitors in the North American greenhouse vegetable industry. With leased distribution centres in Texas and British Columbia, the Company provides its customers with flexibility in purchasing. For the year ended December 31, 2018, the Company had an on-time delivery record of approximately 98.4%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. The Company’s year-round production capability enhances customer relationships, resulting in more consistent pricing.

•

Quality and Food Safety. Sales are made directly to retailers which ensures control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

•

Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

•

Exclusive Varieties. The Company expands its product profile, to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

•

Direct Sale to Retailer Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including, Associated Grocers, Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Costco Wholesale, Fred Meyer, The Fresh Market, Inc., Giant Eagle, Harris Teeter Supermarkets, Inc., HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Publix Super Markets, Inc., Roundy’s Supermarkets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, United Supermarkets, Unified Western Grocers, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

•

Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

Investment in Joint Venture

On June 6, 2017, the Company and Emerald formed a new corporation named “Pure Sunfarms”. The Company and Emerald each own 50% of the equity in Pure Sunfarms. VFF contributed rights to one of its 25-acre greenhouse facilities in Delta, British Colombia as its equity contribution and Emerald contributed CA$20,000,000 to fund the conversion of the facility, which was fully funded as of April 2018. Pure Sunfarms has commenced the cultivation of cannabis in the licensed portion of the facility and received its sales license for the facility on July 30, 2018 from Health Canada, and has commenced with selling and distributing cannabis.

On July 5, 2018, the Company and Emerald (together, the “Shareholders”) entered into a Shareholder Loan Agreement (the “Loan Agreement”) with Pure Sunfarms, whereby, as at December 31, 2018 the Shareholders had each contributed CA$13,000 (US$9,536) in the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 8% per annum, calculated semi-annually. Interest will accrue and be payable upon demand being made by either Shareholder.

Village Farms International, Inc.

Formation of Village Fields Hemp USA, LLC.

On March 1, 2019, the Company entered into a joint venture with Nature Crisp, LLC to form Village Fields Hemp USA, LLC (the “VF Hemp”), for the objective of outdoor cultivation of high percentage cannabidiol (“CBD”) hemp and CBD extraction in multiple states throughout the United States (the “VF Hemp Joint Venture Agreement”). VF Hemp is 65% owned by the Company and 35% owned by Nature Crisp. Under the terms of the VF Hemp Joint Venture Agreement, the Company will contribute approximately US$15 million to VF Hemp for start-up costs and working capital. Capital investment for extraction capabilities is to be determined and dependent on future decisions with respect to the locations of hemp production and the extraction operations.

Results of Operations

Consolidated Financial Performance

(In thousands of U.S. dollars, except per share amounts)

	For the three months ended December 31 ,
	2018	2017
Sales	$38,787	$36,864
Cost of sales	(36,367)	(31,908)
Selling, general and administrative expenses	(3,622)	(4,019)
Stock compensation expense	(1,007)	(959)
Change in biological asset (1)	158	1,082
(Loss) income from operations	(2,051)	1,060
Interest expense, net	(501)	(679)
Foreign exchange loss	(960)	(31)
Other income	(70)	(50)
Share of income (loss) from joint venture	2,750	(35)
Loss on disposal of assets	—	(551)
(Recovery of) provision for income taxes	(962)	(321)
Net income (loss)	270	(607)
Consolidated EBITDA (2)	1,484	2,591
Earnings (loss) per share – basic and diluted	$0.01	($0.02)

(1)

Biological assets consists of the Company’s produce on the vines at the period end. Details of the changes are described in note 6 of the Company’s interim consolidated financial statements for the three months ended December 31, 2018.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share of its joint venture Pure Sunfarms.

Results of Operations for the Three Months Ended December 31, 2018 compared to the Three Months Ended December 31, 2017

Sales

Sales for the three months ended December 31, 2018 increased by $1,923, or 5%, to $38,787 from $36,864 for the three months ended December 31, 2017. The increase in sales is primarily due an increase in supply partner revenue of 18% partially offset by the lost production from the Company’s Delta 3 Greenhouse which was contributed to Pure Sunfarms.

The average selling price of tomatoes was flat for the three months ended December 31, 2018 and the three months ended December 31, 2017. Cucumber pricing increased by 8% and pepper pricing increased by 15% in the fourth quarter of 2018 compared to the fourth quarter of 2017.

Village Farms International, Inc.

Cost of Sales

Cost of sales for the three months ended December 31, 2018 increased by $4,459, or 14%, to $36,367 from $31,908 for the three months ended December 31, 2017; primarily due to an increase in supply partner costs of 20% and an increase in costs from the Company’s Texas facilities of 11% and an increase of freight cost of 20% partially offset by a decrease in cost from the Delta 3 facility that did not have tomato operations. The increase in the Texas facility costs is mostly caused by increases of labour costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended December 31, 2018 decreased by ($397), or (10%), to $3,622 from $4,019 for the three months ended December 31, 2017. The decrease is due to public company costs and a decrease in sales and marketing costs.

Stock Compensation Expenses

Stock compensation expenses for the three months ended December 31, 2018 were $1,007 up from $959 for the three months ended December 31, 2017.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended December 31, 2018 decreased by ($924) to $158 from $1,082 for the three months ended December 31, 2017. The decrease is primarily due to a higher expected cost of the pounds available for sale at December 2018 compared to December 2017, due to higher costs at the Texas facilities. The fair value of the biological asset as at December 31, 2018 was $4,230 as compared to $4,405 as at December 31, 2017.

(Loss) income from Operations

(Loss) income from operations for the three months ended December 31, 2018 decreased ($3,111) to a loss of ($2,051) from income of $1,060 for the three months ended December 31, 2017. The decrease is due to an increase in cost of sales and decrease in the change in biological asset, partially offset by an increase in revenue.

Interest Expense, net

Interest expense, net, for the three months ended December 31, 2018 decreased ($178) to $501 compared to $679 for the three months ended December 31, 2017. This decrease is primarily due to interest income in the three month ended December 31, 2018.

Share of Income (Loss) from Joint Venture

The Company’s share of income from its Joint Venture for the three months ended December 31, 2018 was $2,750 compared to a loss of ($35) for the three months ended December 31, 2017. The income primarily consists of the change in biological asset offset by salaries and other administrative costs. The value of the biological asset is the effective gross margin (revenues in excess of costs of goods) for the buds that existed on the plant and in inventory on December 31, 2018.

(Recovery of) Provision for Income Taxes

Income tax recovery for the three months ended December 31, 2018 was ($962) from $321 for the three month period ended December 31, 2017. The income tax recovery increase is due to the loss from operations ($2,051) in the three months ended December 31, 2018 compared to an income of $1,060 in the same period in 2017.

Village Farms International, Inc.

Net Income (Loss) Income

Net income for the three months ended December 31, 2018 was $270 compared to a net loss of ($607) for the three months ended December 31, 2017 primarily due to an increase in the share of income from the Joint Venture.

EBITDA(2)

EBITDA for the three months ended December 31, 2018 decreased by $1,107, to $1,484 from $2,591for the three months ended December 31, 2017. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA”.

Annual Consolidated Financial Performance

(in thousands, except per Share amounts)	For the year ended December 31,
	2018	2017	2016
Sales	$150,000	$158,406	$155,502
Cost of Sales	(140,282)	(144,433)	(140,778)
Selling, general and administrative	(14,108)	(13,894)	(13,525)
Stock compensation expense	(1,454)	(1,519)	(195)
Change in biological asset(1)	(834)	265	(1,501)
(Loss) income from operations	(6,678)	(1,175)	(497)
Interest expense, net	(2,407)	(2,695)	(2,514)
Foreign exchange (loss) gain	(1,047)	26	(86)
Other income (expense), net	(131)	46	22
Share of income (loss) from joint venture	2,381	(255)	—
(Gain) loss on disposal of assets	—	(8,013)	12
Provision for (Recovery of) income taxes	(2,475)	138	(1,104)
Net income (loss)	(5,145)	3,822	(1,983)
EBITDA(2)	$2,878	$7,363	$9,385
(Loss) earnings per share – basic and diluted	($0.11)	$0.10	($0.05)

(1)

Biological asset consists of the Company’s produce on the vines at the period end. Details of the changes are described in note 6 of the Company’s annual consolidated financial statements for the year ended December 31, 2018.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Net Sales

Net sales for the year ended December 31, 2018 decreased ($8,406), or (5%), to $150,000 compared to $158,406 for the years ended December 31, 2017. The decrease in net sales is due to the loss of tomato production from the Delta 3 facility, which was contributed to Pure Sunfarms in 2017, and the Company’s lower production at its Texas facilities.

The net price for all tomato pounds sold was an increase of 4% for the year ended December 31, 2018 compared to the year ended December 31, 2017 due to a higher percent of higher priced tomato production in 2018 compared to 2017. Pepper prices decreased (2%) and pounds increased 38% over the comparable period in 2017. Cucumber prices decreased (1%) and pieces decreased (15%) for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Village Farms International, Inc.

Cost of Sales

Cost of sales for the year ended December 31, 2018 decreased ($4,151), or (3%), to $140,282 from $144,433 for the year ended December 31, 2017, primarily due to the loss of the Delta 3 facility ($5,371) and a decrease in costs in Texas from a decrease on pounds sold from the Texas facilities partially offset by an increase of 6% in contract sales costs.

Change in fair value of biological asset, net

The net change in fair value of biological asset for the year ended December 31, 2018 decreased ($1,099) to ($834) from $265 for the year ended December 31, 2017. The decrease is due to higher expected cost of the tomato crop.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2018 increased $214, or 2%, to $14,108 from $13,894 for the year period ended December 31, 2017. The increase is due to public company costs such as investor relations, legal and listing fees.

Stock Compensation Expenses

Stock compensation expenses for the year ended December 31, 2018 was $1,454 from $1,519 for the year ended December 31, 2017.

(Loss) from Operations

(Loss) from operations for the year ended December 31, 2018 was ($6,678), an increased (loss) of ($5,503) from a loss of ($1,175) for the year ended December 31, 2017. The increased (loss) is due to a decrease in net sales caused by the loss of the Delta 3 facility and production shortfalls in Texas and partially offset by a decrease in the cost of sales. The production shortfall in Texas increases the cost of the tomatoes sold as all the fixed cost are expensed over less pounds.

Interest Expense, net

Interest expense, net, for the year ended December 31, 2018 decreased ($288) to $2,407 from $2,695 for the year period ended December 31, 20173. The decrease is due to interest income of $311 in the year ended December 31, 2018.

Income Taxes (Recovery)

Income tax provision (recovery) for the year ended December 31, 2018 was a recovery ($2,475) compared to a provision of $138 for the year ended December 31, 2017. The income tax recovery is due to the gain on sale of assets in 2017 that did not occur in 2018 and lower income from operations.

Share of Income (Loss) from Joint Venture

The Company’s share of income from its Joint Venture for the year ended December 31, 2018 was $2,381 compared to a loss of ($255) for the year ended December 31, 2017. The income is primarily attributed to the Company’s share of the Joint Venture’s change in biological asset offset by salaries and other administrative costs. The value of the biological asset is the effective gross margin (revenues in excess of costs of goods sold) for the buds that existed on plant and in inventory on December 31, 2018.

Gain on Sale of Assets

No gains were recognized in 2018. The Company recognized for the year period ended December 31, 2017 a gain of $8,013 on the contribution of the Delta 3 Greenhouse to Pure Sunfarms in exchange for a 50% equity stake in Pure Sunfarms. See “Investment in Joint Venture” above.

Village Farms International, Inc.

Net Income (Loss)

Net income (loss) for the year ended December 31, 2018 decreased to a loss of ($5,145) from income of $3,822 for the year ended December 31, 2017. The decrease is a result of a gain on assets in 2017 of $8,013, a decrease in income from operations, partially offset by the share of income from the Joint Venture.

EBITDA

EBITDA for the year period ended December 31, 2018 decreased ($4,485) to $2,878 from $7,363 for the year period ended December 31, 2017, primarily as a result of a decrease in income from operations. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA”.

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Net Sales

Net sales for the year ended December 31, 2017 increased $2,904, or 2%, to $158,406 compared to $155,502 for the year ended December 31, 2016. The increase in net sales is due to an increase in supply partner revenues of 4% over the comparable period in 2016, an increase of 4% in the Company’s product volume, partially offset by a decrease of (4%) in the average selling price of the Company’s facilities product for the year ended December 31, 2017 compared to the year ended December 31, 2016.

The net price for tomatoes decreased (1%) and pounds sold increased 3% for the year ended December 31, 2017 compared to the year ended December 31, 2016. Pepper prices decreased (9%) and pounds sold increased 10% over the comparable period in 2016. Cucumber prices decreased (3%) and pieces decreased (2%) for the year ended December 31, 2017 over the comparable period in 2016.

Cost of Sales

Cost of sales for the year ended December 31, 2017 increased ($3,655), or (3%), to $144,433 from $140,778 for the year ended December 31, 2016. The increase is due to the increase in supply partner cost of sales of 4%, additional freight cost due to 6% more produce being shipped and higher costs from the Company’s facilities due to 4% higher production volume. The cost at the Company’s facilities decreased by (3%) on a per-pound basis compared to the same period in 2016.

Change in Biological Asset

The net change in fair value of biological asset for the year ended December 31, 2017 increased $1,766 to $265 from ($1,501) for the year ended December 31, 2016. The increase is due to a lower beginning value on January 1, 2017 compared to January 1, 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2017 increased ($369), or (3%), to $13,894 from $13,525 for the year ended December 31, 2016.    The increase is due to higher sales and marketing costs.

Stock Compensation Expense

Stock compensation expense for the year ended December 31, 2017 was $1,519 up from $195 for the year ended December 31, 2016, due to the issuance of restricted share units during the year ended December 31, 2017. The stock compensation consists of share grants to executive officers related to the Company investment in Pure Sunfarms Corp.

Village Farms International, Inc.

Loss from Operations

Loss from operations for the year ended December 31, 2017 is ($1,175), an increased (loss) of ($678) from a loss of ($497) for the year ended December 31, 2016. The decrease in operating results is due to an increase in cost of sales and stock compensation expenses partially offset by an increase in sales and an increase in the change in biological asset.

Interest Expense, net

Interest expense, net, for the year ended December 31, 2017 increased ($180) to $2,695 from $2,514 for the year ended December 31, 2016. The increase is due to an increase in the Company’s long term debt borrowing rate.

Share of (loss) from Joint Venture

The Company’s share of the loss in respect of Pure Sunfarms, for the year ended December 31, 2017 is ($255), which consists primarily of travel and other administrative costs.

Provision for (Recovery of) Income Taxes

Income tax provision for the year ended December 31, 2017 was $138 compared to a recovery of ($1,104) for the year ended December 31, 2016. The income tax expense increase is due to a change in the United States’ future tax rate that caused a reduction in the tax asset value in the United States.

Gain (loss) on Disposal of Assets

For the year December 31, 2017, the Company recognized a gain of $8,013 on the contribution of rights to one of the Company’s Delta greenhouse facilities and land to Pure Sunfarms in exchange for a 50% equity stake in Pure Sunfarms. See “Investment in Joint Venture” above. For the period ended December 31, 2016, the Company had a loss of ($12).

Net Income (Loss)

Net Income (loss) for the year ended December 31, 2017 improved by $5,805 to a net income of $3,822 from a net loss of ($1,983) for the year ended December 31, 2016. The increase is a result of a gain on assets partially offset by the decrease in income from operations, and an increase in the provision for income taxes.

EBITDA

EBITDA for the year ended December 31, 2017 decreased by ($2,022) to $7,363 from $9,385 for the year ended December 31, 2016 primarily due to a decrease of (4%) in the average selling price of the Company’s produce product. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA”.

Selected Statement of Financial Position Data

	As at December 31,	As at December 31,
	2018	2017
Total assets	$159,815	$142,341
Total liabilities	$59,119	$61,298
Shareholders’ equity	$100,696	$81,043

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Village Farms International, Inc.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended December 31,		For the year ended December 31 ,
	2018	2017	2018	2017	2016
Net (loss) income	$270	($607)	($5,145)	$3,822	($1,983)
Add:
Amortization	1,756	1,833	7,027	7,586	8,164
Foreign currency exchange loss (gain)	960	31	1,047	(26)	86
Interest expense	501	679	2,407	2,695	2,514
Income taxes (recovery)	(962)	321	(2,475)	138	(1,104)
Stock based compensation	1,006	959	1,453	1,519	195
Change in biological asset	(158)	(1,082)	834	(265)	1,501
Change in biological asset from JV	(2,962)	—	(3,390)	—	—
Interest expense from JV	37	—	37	—	—
Amortization from JV	69	—	106	—	—
Foreign currency exchange loss (gain) from JV	80	—	90	—	—
Income taxes (recovery) from JV	887	(93)	887	(93)	—
Gain on disposal of assets	—	551	—	(8,013)	12

EBITDA	$1,484	$2,592	$2,878	$7,363	$9,385
EBITDA for JV (50% share)(See table below)	$861	($128)	$111	($348)	—
EBITDA excluding JV	$623	$2,720	$2,767	$7,711	$9,385

The following table reflects a reconciliation of Share of income (loss) from Joint Venture to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended December 31,		For the year ended December 31 ,
	2018	2017	2018	2017	2016
Share of income (loss) from Joint Venture	$2,750	($35)	$2,381	($255)	$—
Add:
Amortization	69	—	106	—	—
Foreign currency exchange loss (gain)	80	—	90	—	—
Interest expense	37	—	377	—	—
Income taxes (recovery)	887	(93)	887	(93)	—
Change in biological asset	(2,962)	—	(3,390)	—	—

EBITDA for JV (50% share)	$861	($128)	$111	($348)	$—

Village Farms International, Inc.

Reconciliation of IFRS to Proportionate Results

The following tables are a reconciliation of the IFRS results to the proportionate results (which include the Company’s proportionate share of the Pure Sunfarms operations):

	For the three months ended December 31, 2018			For the three months ended December 31, 2017
	Produce	Cannabis[1]	Total	Produce	Cannabis[1]	Total
Sales	$38,787	$1,803	$40,590	$36,864	$—	$36,864
Cost of sales	(36,367)	(529)	(36,896)	(31,908)	—	(31,908)
Selling, general and administrative expenses	(3,622)	(491)	(4,113)	(4,019)	(128)	(4,147)
Change in biological asset (1)	158	2,962	3,120	1,082	—	1,082
(Gain) loss on sale of assets	—	—	—	(511)	—	(511)
(Recovery of) provision for income taxes	(962)	887	(75)	321	(93)	228
Net (loss) income	(2,480)	2,750	270	(572)	(35)	(607)
EBITDA (2)	$623	$861	$1,484	2,720	(128)	2,592
(Loss) earnings per share – basic and diluted	($0.05)	$0.06	$0.01	($0.02)	$0.00	($0.02)

	For the year ended December 31 , 2018			For the year ended December 31, 2017
	Produce	Cannabis[1]	Total	Produce	Cannabis[1]	Total
Sales	$150,000	$1,897	$151,913	$158,406	$—	$158,406
Cost of sales	(140,282)	(595)	(140,882)	(144,433)	—	(144,433)
Selling, general and administrative expenses	(14,108)	(1,306)	(15,414)	(13,894)	(348)	(14,242)
Change in biological asset (1)	(834)	3,386	2,552	265	—	265
(Gain) loss on sale of assets	—	—	—	(8,013)	—	(8,013)
(Recovery of) provision for income taxes	(2,475)	887	(1,588)	138	94	232
Net (loss) income	(7,526)	2,381	(5,145)	4,077	(255)	3,822
EBITDA (2)	$2,767	$111	2,878	$7,456	($93)	$7,363
(Loss) earnings per share – basic and diluted	($0.16)	$0.05	($0.11)	$0.10	$0.00	$0.10

Notes:

(1)

The adjusted consolidated financial results have been adjusted to include the Company’s share of revenues and expenses from its Joint Venture on a proportionate accounting basis, which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the Joint Venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The adjusted results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and adjusted results.

(2)

Biological assets consist of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the changes are described in note 5 of the Company’s annual consolidated financial statements for the year ended December 31, 2018.

(3)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share of its joint venture Pure Sunfarms.

Village Farms International, Inc.

Liquidity

Cash flows

The Company expects to provide adequate financing to maintain and improve its property, plant and equipment, to fund working capital needs and invest in Pure Sunfarms for the foreseeable future from cash flows from operations, and, if needed, from additional borrowings under the Credit Facilities (as defined below) or additional equity financing.

For the three months ended December 31, 2018, cash flows from operating activities before changes in non-cash working capital and changes in biological asset, totalled $212 (2017 – $4,142) and for the year ended December 31, 2018 totalled $456 (2017—$7,965).

Cash flow from investing activities totalled $4,163 ($3,681 in note to Joint Venture and $547 in capital expenditures) in for the three months ended December 31, 2018 (2017—$525 in capital expenditures) and $13,490 ($10,462 in note to Joint Venture and $3,093 in capital expenditures) for the year ended December 31, 2018 (2017 – $1,696 in capital expenditures).

The cash provided by (used in) financing activities for the three months ended December 31, 2018 totalled $9,236 (2017 – ($1,478)) and for the year ended December 31, 2018 totalled $20,582 (2017 – $141). For the three months ended December 31, 2018, the cash provided by financing activities primarily consisted of proceeds from the issuance of common share of $15,738, debt payments of ($5,940), interest payments of ($544), and payments on capital lease obligations of ($26) (2017 – proceeds from the issuance of common share of $9,769 offset by operating loan payments of ($3,000), net term debt payments of ($4,639) and interest payments of ($665)).

For the year ended December 31, 2018, the cash provided by financing activities primarily consisted of the issuance of common shares of $23,493, operating loan borrowings of $7,000, proceeds from the exercise of share options of $282, debt payments of ($10,123), interest payments of ($2,417), and payments on capital lease obligations of ($71) (2017 proceeds from the issuance of common shares $9,769, offset by net term debt payments of ($7,014) and interest payments of ($2,614)).

Capital Resources

(in thousands of U.S. dollars unless otherwise noted)	Maximum		Outstanding December 31, 2018
Operating Loan	CA$	13,000		$2,000
Term Loan		$34,385		$34,385
VFCE Loan	CA$	1,930	CA$	1,930

The Company is party to a term loan financing agreement with a Canadian creditor (“FCC Loan”). This non-revolving variable rate term loan was amended in March 2016 and now has a maturity date of May 1, 2021 and a balance of $34,385 as at December 31, 2018. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on maturity. In December 2017, the Company made a pre-payment on the FCC Loan of $4,000 to release the Delta 2 asset as collateral. The Company was not required to make monthly principal payments of $253 from January to March 2018. As at December 31, 2018, borrowings under the FCC Loan were subject to an interest rate of 7.082% per annum (December 31, 2017 – 5.88483% per annum). The Company’s interest rate on the FCC Loan is determined based on the Company’s Debt to EBITDA ratio on December 31 of the prior year and the current monthly applicable LIBOR rate.

The Company’s subsidiary, VFCE, has a loan agreement with a Canadian Chartered Bank that includes a non-revolving fixed rate loan of CA$3.0 million with a maturity date of June 30,2023 and a fixed interest rate of 4.98%. As at December 31, 2018, the balance was US$1,279 (December 31, 2017—US$1,658). The loan agreement also includes an uncommitted, non-revolving credit facility for up to CA$300 to cover letters of guarantee issued by the bank on behalf of the Company, with a maximum term of 365 days, renewable annually. The loan agreement also includes an uncommitted credit facility for up to CA$700 to support financing of certain capital expenditures. The Company received an initial advance of CA$250 in October 2017. Each advance is to be repaid on a five-year, straight-line amortization of principal, repaid in monthly installments of principal plus interest at an interest rate of CA$ prime rate plus 200 basis points. As at December 31, 2018, the balance was US$138 (December 31, 2017—$192).

Village Farms International, Inc.

The Company is also party to a variable rate line of credit agreement with a Canadian chartered bank that has a maturity date of May 31, 2021 (the “Operating Loan” and together with the FCC Loan, the “Credit Facilities”). The Operating Loan is subject to margin requirements stipulated by the bank. As at December 31, 2018, $2,000 was drawn on the Operating Loan (December 31, 2017—$nil), which is available to a maximum of CA$13,000, less outstanding letters of credit of US$261 and CA$38 (or US$27).

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the VFF-owned greenhouse properties (excluding the Delta 3 and Delta 2 greenhouse facilities), and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at December 31, 2018 was $114,554 (December 31, 2017 – $120,815).

As security for the Operating Loan, the Company has provided promissory notes and a first priority security interest over its accounts receivable and inventory. In addition, the Company has granted full recourse guarantees and security therein. The carrying value of the assets pledged as collateral as at December 31, 2018 was $38,007 (December 31, 2017—$32,883).

The borrowings are subject to certain positive and negative covenants, which include debt coverage ratios. As at December 31, 2018, the Company was in compliance with all of its covenants.

Accrued interest payable on the credit facilities and loans as at December 31, 2018 was $184 (December 31, 2017—$193) and these amounts are included in accrued liabilities in the interim statements of financial position.

Contractual Obligations and Commitments

Information regarding the Company’s contractual obligations as at December 31, 2018 is set forth in the table below:

(in thousands of U.S. dollars)	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$38,588	$3,698	$34,296	$594	$—
Line of Credit	2,000	2,000	—	—	—
Operating leases	5,064	1,253	2,091	1,459	261
Capital leases	180	78	102	—	—

Total	$46,552	$7,029	$36,489	$2,053	$261

Capital Expenditures

During the three months and year ended December 31, 2018, the Company purchased approximately $547 and $3,093 of capital assets, respectively. Capital expenditures incurred for 2018 were used for replacements and improvements to existing facilities related mostly to improvements at VFCE, wherein two major engine overhauls and employee housing at the Texas facilities were completed.

Management continues to review new capital expenditures to support its strategic plan of achieving cost efficiencies through increased productivity. Management may elect, where appropriate, to sell inefficient or non-strategic assets to produce cash to wholly or partially finance new capital expenditures. The Company will also borrow to maintain, improve and replace capital assets when the return on such investments exceed targeted thresholds for internal rates of return. There can be no assurance, however, that sources of financing will be available, or will be available on terms favourable to the Company, or that these strategic initiatives will achieve adequate cost reduction in actual implementation or in light of the competitive pressures on the cost of raw materials and other factors of production. Management believes that its recurring capital expenditures will be funded and supported from its ongoing operations.

Village Farms International, Inc.

During the three months and year ended December 31, 2018, the Company incurred $879 and $2,747, respectively, in costs to maintain its capital assets. These expenses are classified as repair and maintenance and are included in cost of sales. Management forecasts approximately $2,500 of annual costs to maintain the Company’s capital assets.

Summary of Quarterly Results

For the three months ended:

(in thousands of U.S. Dollars, except per share amounts)	Dec 31, 2018	Sept 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sept 30, 2017	Jun 30, 2017	Mar 31, 2017
Sales	$38,787	$39,684	$42,039	$29,490	$36,864	$44,735	$45,530	$31,277
Net income (loss)	$270	($1,989)	($2,282)	($1,143)	($607)	$294	$4,325	($190)
Basic earnings (loss) per share	$0.01	($0.04)	($0.05)	($0.03)	($0.02)	$0.01	$0.11	($0.00)
Diluted earnings (loss) per share	$0.01	($0.04)	($0.05)	($0.03)	($0.02)	$0.01	$0.11	($0.00)

The Company’s Canadian peak vegetable growing production is in the summer months, with no production during the winter season. As a result, prices for vegetable products from the Company’s Canadian operations have historically followed a seasonal trend of higher prices at the start and end of its crop year, with lower prices in the summer months when the supply of product is greatest. Conversely, the Company’s U.S. vegetable operations’ winter production allows it to realize higher prices during the October through March period, due to the reduced supply of greenhouse produce in North America during the winter months. The complementary nature of the growing seasons of the Company’s Canadian and U.S. vegetable operations allows the Company to maintain and service its core vegetable retail accounts year round.

Financial Instruments and Risk Management

Risk Management

The Company is exposed to the following risks as a result of holding financial instruments: market risk, credit risk, interest rate risk, foreign exchange risk and liquidity risk. The following is a description of these risks and how they are managed by the Company.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market place.

Credit Risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had two customers that represented more than 10% of the balance of trade receivables, representing 13.8% and 11.5% of the balance of trade receivables as at December 31, 2018 (2017 – two customers represented 16.0% and 14.8%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the United States Perishable Agricultural Commodities Act (the “PACA”) for its vegetable sales in the United States, which represent approximately 85% of the Company’s annual sales. PACA protection gives a claim filed under PACA a first lien on all PACA assets (which include cash and trade receivables). PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of 1% of sales.

Village Farms International, Inc.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. At December 31, 2018, the allowance for doubtful accounts balance was $50 (2017 – $50). The Company has not recorded bad debt expense during the three and nine months ended December 31, 2018 (2017 – $nil and $nil, respectively).

At December 31, 2018, 89.4% (December 2017 – 89.4%) of trade receivables were outstanding less than 30 days, 8.3% (December 2017 – 7.4%) were outstanding for between 30 and 90 days and the remaining 1.4% (December 2017 – 3.2%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company has used derivative instruments to reduce market exposure to changes in interest rates. The Company has used derivative instruments only for risk management purposes and not for generating trading profits.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The following are the contractual maturities of financial liabilities as at December 31, 2018:

(in thousands of U.S. dollars) Financial liabilities	Contractual cash flows	0 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$18,110	$18,110	$—	$—
Bank debt	35,859	3,414	3,409	29,036

	$53,969	$21,524	$3,409	$29,036

It is the Company’s intention to meet these obligations through the collection of current accounts receivables and cash. The Company has available lines of credit of up to CA$13,000 (as at December 31, 2018, $2,000 was outstanding and US$261 and CA$38 was utilized in the form of outstanding letters of credit). If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

Under the terms of the Credit Facilities, the Company is subject to a number of covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant, or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If the Company defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will continue to agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares. See also “Risk Factors—Dependence Upon Credit Facilities” in the Company’s current Annual Information Form.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of

Village Farms International, Inc.

permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect the Company’s operational results and profitability.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and Company policy.

Overview

The forward-looking statements contained in this section and elsewhere in this MD&A are not historical facts, but rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. See the “Forward-Looking Statements” section of this MD&A.

On June 6, 2017, the Company announced an initiative into growing cannabis through a joint venture with an existing licensed producer, pursuant to which the Company would contribute rights to one of its Delta greenhouses and growing knowledge in exchange for a 50% equity position. Emerald has contributed CA$20 million for its 50% equity interest. The joint venture is named “Pure Sunfarms Corp.” Pure Sunfarms received its cultivation license from Health Canada for the Delta 3 Greenhouse on March 2, 2018. Pure Sunfarms received its sales license from Health Canada on July 30, 2018. Pure Sunfarms has been harvesting cannabis since the middle of May 2018 and with its sales license has commenced the sales of dried bud to other Licensed Producers. Pure Sunfarms continues to convert the unlicensed sections of the Company’s Delta 3 greenhouse to grow cannabis and meet the required security standards for licensing under the ACMPR. The entire facility is licensed and it is one the largest commercial cannabis production facilities in Canada. Management believes it will produce cannabis for CA$1 per gram with margins of 50% in late 2019. As such, the Company’s 50% equity interest in Pure Sunfarms is capable of generating substantially higher revenue and profits than prior revenues and profits from the tomato crop previously grown in the facility.

Since July 2018, each of the Shareholders of Pure Sunfarms has provided CAD $13.0 million of capital in the form of demand shareholder loans.

Currently, management has no intention of growing cannabis at its U.S. greenhouse facilities or holding any equity investments in U.S. cannabis cultivation businesses, in each case until it is federally legal to do so.

The Company continues to focus on increasing its produce revenues and profits on its core crops – tomatoes, cucumbers and peppers. The Company also continues to actively explore whether to produce certain higher margin alternative crops at the Company’s continuing produce facilities, such as hemp as well as evaluate other cannabis related business opportunities.

Growth expenditures

The Company expects to spend between $2.5 to $3.0 million on capital expenditures in 2019. These expenditures are to repair and enhance existing growing and pack house systems either due to obsolesces of the system or to improve operational efficiencies.

Under the terms of the VF Hemp Joint Venture Agreement, the Company will contribute approximately US$15 million to VF Hemp for start-up costs and working capital. Capital investment for extraction capabilities is to be determined and dependent on future decisions with respect to the locations of hemp production and the extraction operations.

Village Farms International, Inc.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information to be disclosed by the Company is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. The Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the period covered by the interim and year end filings, that the Company’s disclosure controls and procedures are appropriately designed and operating effectively to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Internal Control over Financial Reporting

NI 52-109 also requires CEOs and Chief Financial Officers (“CFOs”) to certify, among other things, that they are responsible for establishing and maintaining internal controls over financial reporting for the issuer, that those internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the issuer has disclosed any changes to its internal controls during its most recent period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

For the year ended December 31, 2018, the Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting, as defined under rules adopted by the Canadian Securities Administrators (“CSA”). This evaluation was performed under the supervision of, and with the participation of, the Company’s CEO and CFO.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Based on this evaluation, the Company’s CEO and CFO have concluded that, subject to the inherent limitations noted above, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2018 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to various risks and uncertainties which are summarized below, as well as those discussed in this MD&A. Additional details are contained in the Company’s current Annual Information Form dated March 13, 2019 filed on SEDAR, which can be accessed electronically at www.sedar.com.

Risks Relating to the Company

•	Product Pricing

•	Maintain Profitability

•	Risks Inherent in the Agricultural Business

•	Natural Catastrophes

•	Covenant Risk

•	Dependence Upon Credit Facilities

•	Labour Availability

•	Mexican Trade Agreement

Village Farms International, Inc.

•	Competition

•	Transportation Disruptions

•	Key Executives

•	Uninsured and Underinsured Losses

•	Governmental Regulations

•	Product Liability

•	Cyber Security

•	Vulnerability to Rising Energy Cost

•	Risks of Regulatory Change

•	Environmental, Health and Safety Risk

•	Risks Associated with Cross Border Trade

•	Retail Consolidation

•	Foreign Exchange Exposure

•	Technological Advances

•	Accounting Estimates

•	Growth

•	Intellectual Property

Risks Related to VF Hemp

•	State Legalization

•	FDA and USDA regulation

•	Risks Inherent in the Agricultural Business

•	Key Executives of VF Hemp

•	Risk Related to VF Hemp

•	Failure to Realize Growth Strategy

•	Research and Development and Product Obsolescence

•	Intellectual Property Protection May Be Suboptimal

•	Product Liability

•	Product Recalls

•	Fluctuating Prices of Raw Materials

•	Environmental Regulations and Risks

Risks Related to the Joint Venture

•	Reliance on Licenses

•	Risks Associated with Changes in Laws, Regulations and Guidelines

•	Regulatory Compliance Risks

•	Failure of Regulatory Compliance

•	Failure of Supplier Standards Compliance

•	Marketing Restrictions

•	Unfavourable Publicity or Consumer Perception

•	Third Party Reputational Risks

•	Rapid Growth and Consolidation in the Cannabis Industry

•	Competition

•	Risks Inherent in an Agricultural Business

•	Risks Related to the Joint Venture

•	Reliance on a Single Facility

•	Limited Operating History in the Cannabis Industry

•	Failure to Realize Growth Strategy

•	Ongoing Costs and Obligations Related to Infrastructure, Growth, Regulatory Compliance and Operations

•	No Assurance of Profitability or Immediate Revenues

•	Attracting and Retaining Key Personnel

•	Research and Development and Product Obsolescence

Village Farms International, Inc.

•	Understanding of CBD and THC May Change

•	Consumer Preferences May Change

•	Products May Not Have Intended Effects

•	Product Liability

•	Product Recalls

•	Fluctuating Prices of Raw Materials

•	Supply and demand Fluctuations

•	Reduced Market Due to Personal Cultivation

•	Quantification of Size of Target Market

•	Premium Segment of Cannabis Market

•	Reliance of Third Party Transportation

•	Reliance on Third Party Distributors

•	Reliance on Key Inputs

•	Reliance on Effective Quality Control

•	Possible Restricted Trade by the Canadian Free Trade Agreement

•	Environmental regulations and Risks

•	Insurance Coverage in the Cannabis Industry

•	Liability of Illegal Activities by Employees, Contractors or Consultants

•	Use of Customer Information and Other Personal and Confidential Information

•	Breach of Security

Risks Related to Tax

•	Potential U.S. Permanent Establishment of VF Canada GP, VFCLP and VFF

•	Advances by VF Operations Canada Inc. to U.S. Holdings

•	Transfer Pricing

•	U.S. Real Property Holding Corporation

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

Trade Receivables

Trade receivables are measured at amortized cost, net of allowance for expected credit losses. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. Trade receivables are recorded net of lifetime expected credit losses.

Inventories

Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year and exclude biological assets (see below). Cost of sales is based upon incurred and estimated costs to be incurred from each crop allocated to both actual and estimated future yields over each crop cycle. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Assets

Biological assets consist of the Company’s produce on the vines at the period end. The produce on the vine is measured at fair value less costs to sell and complete, with any change therein recognized in profit or loss. Costs to sell include all costs that would be necessary to sell and complete the assets, including finishing and transportation costs.

Village Farms International, Inc.

Income Taxes

The Company utilizes the assets and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities.

Future income tax assets are recognized to the extent that realization is considered more likely than not. The Company considers past results, current trends and outlooks for future years in assessing realization of income tax assets.

Impairment of Financial and Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Company estimates the recoverable amounts of the cash-generating unit (“CGU”) to which the asset belongs.

Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. Identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This was determined to be the Canadian and U.S. operations.

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in the statement of income.

Due to the above-noted considerations, which are based on the Company’s best available information, the Company has not recorded any impairment charge on its non-financial assets during the three months ended December 31, 2018.

Property, Plant and Equipment – Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

Land Revaluation

Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to year ended December 31, 2016.

Village Farms International, Inc.

Accounting Standards Issued and Not Applied

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those policy changes that management considers relevant to the Company now or in the future. This is not intended to be a complete list of new pronouncements made during the year.

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). IFRS 16 requires a lessee to recognize a right-of-use asset representing its right to use the underlying leased asset and a corresponding lease liability representing its obligation to make lease payments for all leases. A lessee recognizes the related expense as depreciation on the right-of-use asset and interest on the lease liability. Short-term (less than 12 months) and low-value asset leases are exempt from these requirements. IFRS 16 may be implemented using a retrospective approach or a modified retrospective approach, which permits the use of certain practical expedients upon transition. The Company expects to use the modified retrospective method upon transition with no restatement of comparative financial information. Under this approach, the Company will recognize the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings at January 1, 2019. The Company will recognize a lease liability at the present value of the remaining lease payments discounted using the lease’s incremental borrowing rate at January 1, 2019 and a right-of-use asset at its carrying amount as if IFRS 16 had been applied since the commencement date but discounted using the Company’s incremental borrowing rate at January 1, 2019. Management expects that IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

Amendends to IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each consolidated statement of financial position date, the Company will consider whether there is objective evidence that its investment in the joint venture is impaired. If there is such evidence of impairment, the Company will determine the amount of the impairment and a loss will be recorded in the consolidated statement of (loss) income. Amendments to IFRS 11 is effective for annual periods beginning on or after January 1, 2019. Management is currently assessing the impact of IFRS 11 on its consolidated financial statements.

Further details of new accounting standards and potential impact on the Company can be found in the Company’s consolidated financial statements for the year ended December 31, 2018.

Changes in Accounting Policies

IFRS 9, Financial Instruments replaced the current IAS 39, Financial Instruments Recognition and Measurement. This standard sets out revised guidance for classifying and measuring financial assets and liabilities, introduces a new expected credit loss model for calculating impairment of financial assets and includes a reformed approach to hedge accounting. The standard also requires that when a financial liability at amortized cost is modified or exchanged, and such modification or exchange does not result in de-recognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. IFRS 9 was adopted without restating comparative information. The reclassifications arising from the new rules are therefore not reflected in the statement of financial position as at December 31, 2017, but are recognized in the opening statement of financial position on January 1, 2018.

Following the adoption of IFRS 9, the Company could no longer defer and amortize financing fees that resulted from the refinancing of borrowings in periods prior to January 1, 2018. As a result, the Company has restated the beginning balances noted in the table below to properly account for $260 of financing fees in accordance with IFRS 9. The standard was applied retrospectively therefore approximately $260 of deferred financing costs, net of accumulated amortization, remain netted against long-term debt on the consolidated statement of financial position, as at December 31, 2017.

Village Farms International, Inc.

The following tables show the adjustments recognized for each individual line item:

Statement of Financial Position (extract)	December 31, 2017 As originally presented	IFRS 9 Adjustments	January 1, 2018 Restated
Non-current liabilities Long-term debt	$35,760	$260	$36,020

Total liabilities	61,298	260	61,558

Shareholders’ Equity Retained earnings	39,272	(260)	39,012

Total shareholders’ equity	$81,043	$(260)	$80,783

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15 establishes a single comprehensive model for recognizing revenues from contracts with customers. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for transferring those goods and services.

The Company generates its revenue through the sale of produce, with standard shipping terms and discounts, and through the production and sale of power.

The Company’s produce revenue transactions consist of single performance obligations to transfer promised goods. Quantities to be delivered to the customer are determined at a point near the date of delivery through purchase orders it receive from the customer. The Company recognizes revenue when it has fulfilled a performance obligation, which is typically when the customer receives the goods and its performance obligation is complete. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring product. The amount of revenue recognized is reduced for estimated returns and other customer credits, such as discounts and rebates, based on the expected value to be realized. Payment terms are consistent with terms standard to the markets the Company serves. The Company maintains an allowance for doubtful accounts for the loss that would be incurred if a customer was unable to pay amounts due. The Company initially estimates the allowance required at the time of revenue recognition based on historical experience and makes changes to the allowance based on various factors, including changes in the customer’s financial condition or payment patterns.

The Company sells electricity to British Columbia Hydro and Power Authority. Revenues are recognized as the electricity is delivered to/consumed by the customer and is based on contractual usage rates and meter readings that measure electricity consumption.

The Company adopted IFRS 15, as of January 1, 2018, using the modified retrospective transition method, which involves not restating periods prior to the date of initial application. The application of IFRS 15 required no change in amounts recognized in the Company’s consolidated financial statements for the year ended December 31, 2018, as the amount and timing of substantially all of its revenues is, and will continue to be, recognized at a point in time. Disclosures required by IFRS 15 have been included in the financial statements.

Related Party Transactions

As at December 31, 2018, the Company had amounts due from its joint venture, Pure Sunfarms, totaling $1,103 (December 31, 2017 - $411) primarily for consulting services and the reimbursement of expenses which occurred in the year. These amounts were non-interest bearing and were due on demand. On July 5, 2018, the Shareholders entered into a Loan Agreement with Pure Sunfarms, whereby, as at December 31, 2018, the Shareholders had each contributed

Village Farms International, Inc.

CA$13,000 (US$9,959) in the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 8% per annum, calculated semi-annually. Interest accrues and will be payable upon demand being made by either Shareholder. These amounts are included in amounts due from the Joint Venture in the consolidated statements of financial position.

Included in other assets as at December 31, 2018, is a $64 (December 31, 2017 - $70) promissory note that represents the unpaid amount the Company advanced to an employee in connection with a relocation at the request of the Company.

Outstanding Share Data

The beneficial interests in the Company are currently divided into interests of three classes, described and designated as “Common Shares”, “Special Shares” and “Preferred Shares”, respectively. An unlimited number of Common Shares, Special Shares and Preferred Shares are issuable pursuant to VFF’s constating documents.

On December 21, 2017, VFF issued 2,500,000 Common Shares pursuant to a “bought deal” short form prospectus offering at an issue price of CA$5.40 per Common Share for gross proceeds of CA$13,500,000. The offering was conducted by a syndicate of underwriters led by Beacon Securities Limited.

On May 24, 2018, VFF issued 1,886,793 Common Shares pursuant to a private placement offering at an issue price of CA$5.30 per Common Share for gross proceeds of CA$10,000,000.

On October 12, 2018, VFF issued 3,097,200 Common Shares pursuant to a “bought deal” short form prospectus offering at an issue price of CA$7.13 per Common Share for gross proceeds of CA$22,083,036. The offering was conducted by a syndicate of underwriters led by Beacon Securities Limited

As of the date hereof, VFF has outstanding: (i) 47,624,338 Common Shares carrying the right to one vote at a meeting of voting shareholders of VFF; (ii) nil (0) Special Shares; and (iii) nil (0) Preferred Shares. In conjunction with the formation of Pure Sunfarms Corp., the Company issued 300,000 common share purchase warrants to an affiliate of a Canadian financial institution as partial consideration for services provided in respect thereof. Each such warrant entitles the holder to purchase one Common Share at an exercise price of CA$2.07. Each such warrant is exercisable up to June 6, 2020.

For further details on the structure of the Company or the rights attached to each of the above-mentioned securities, please refer to the Company’s current Annual Information Form which is available electronically at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

Village Farms International, Inc.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, and that the Canadian capital markets will provide the Company with access to equity and/or debt at reasonable rates when required.

Although the forward-looking statements contained in this MD&A are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including this MD&A and the Company’s annual information form.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Public Securities Filings

You may access other information about the Company, including its current Annual Information Form and other disclosure documents, reports, statements or other information that it files with the Canadian securities regulatory authorities, through SEDAR at www.sedar.com.